# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRA Group, Inc., CIK 0001185348
CUSIP: 69354N106
Title of class of securities: COM
Address of issuer's principal executive offices: 120 Corporate Boulevard, Norfolk, Virginia (VA), 23502
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001584691-25-000008
Filed by CIK 0001584691

## Reporting persons
- Global Alpha Capital Management Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Quebec Canada (A8); sole voting power 1,142,133; shared voting power 0; sole dispositive power 1,574,253; shared dispositive power 0; aggregate amount beneficially owned 1,574,253 (4.1% of the class)

## Item 1. Issuer
Name of issuer: PRA Group, Inc.
Address of issuer's principal executive offices: 120 Corporate Boulevard, Norfolk, US-VA, 23502, US

## Item 2. Person Filing
Name of person filing: Global Alpha Capital Management Ltd.
Address of principal business office or, if none, residence: 1800 McGill College Ave Suite 1300, Montreal, H3A 3J6, Quebec, Canada
Citizenship: QUEBEC, CANADA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,574,253
Percent of class: 4.1
Sole power to vote or to direct the vote: 1,142,133
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,574,253
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Global Alpha Capital Management Ltd.: Adam Gartland, Head of Portfolio Compliance (07/30/2026)